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                               September 20, 2021

       Raul Jacob
       Chief Financial Officer
       Southern Copper Corporation
       1440 East Missouri Avenue
       Suite 160
       Phoenix, AZ 85014

                                                        Re: Southern Copper
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-14066

       Dear Mr. Jacob:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
                                                            increased
competition to develop innovative new products that result in lower emissions; and
                                                            any anticipated
reputational risks resulting from operations or products that produce material greenhouse
gas emissions.
   2. If material, disclose the potential for indirect weather-related impacts that have affected or may affect your major
customers or suppliers.
   3.                                                   Disclose with
specificity the material effects of transition risks related to climate change that may affect your
business, financial condition, and results of operations, such as policy and regulatory changes
that could impose operational burdens, market trends that may
 Raul Jacob
Southern Copper Corporation
September 20, 2021
Page 2
         alter business opportunities, credit risks, or technological changes. In this regard, we note that the CSR report provided by your parent, Grupo M xico S.A.B. de C.V, discusses how it expects to respond to the challenges of climate change and what operational and technological measures it intends to undertake to reduce its carbon footprint. Please tell us what consideration you gave to providing this type of disclosure in your SEC filing.
4. Quantify any material increased compliance costs related to climate change.
5. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameRaul Jacob                                   Sincerely,
Comapany NameSouthern Copper Corporation
                                                               Division of
Corporation Finance
September 20, 2021 Page 2                                      Office of Energy
& Transportation
FirstName LastName